SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)


                     25, AVENUE KLEBER, 75116 PARIS, FRANCE
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)



     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

     Form 20-F  X                        Form 40-F
               ---                                 ---

     (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

     Yes                                 No  X
         ---                                ---

     (If  "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):    )
                                             ----

Enclosures:

Market Statement dated August 16, 2002.........................................3

                                                                  16 August 2002

                                MARKET STATEMENT

Following the significant movement in ALSTOM's share price over the last week, the Company wishes to clarify the following:

o An analyst report published on 15 August, a bank holiday in France, downgraded ALSTOM's stock on the basis of a routine 6K document filed on 7 August with the Securities and Exchange Commission (SEC) relative to the Company's consolidated cash-flow position at end-June 2002. The cash position which the 6K discloses is in line with ALSTOM's expectations, as communicated widely on 14 March at the launch of the RESTORE VALUE plan and on 16 July 2002 in the Q1 orders and sales statement. It is also consistent with ALSTOM's cash profile forecast for fiscal year 2003 as disclosed on 16 July. Furthermore, this quarterly cash statement does not take into account the proceeds from the Rights Issue received by the Company at the beginning of July 2002 (617 million euros).

o The technical issue which came to light over the past days on certain high-speed ACELA trains supplied to Amtrak in the USA by the consortium led by Bombardier (75 % Bombarbier, 25 % ALSTOM) will not have any financial impact for ALSTOM.

o ALSTOM's RESTORE VALUE plan is proceeding according to schedule, and its publicly-stated short-and medium-term targets remain :

   - Cumulative free cashflow from operations of 1.3bn euros over fiscal years 2003 to 2005; aligned with EBIT by 2005
   - Overall proceeds of at least 2.1bn euros by 2003 from real estate sales, non-core disposals and the Rights Issue. The Rights Issue raised 617 million euros in July 2002. The other actions are proceeding as anticipated.
   - Gearing reduced to 20 % by fiscal year 2005

Press enquiries:      S. Gagneraud
                      Tel +33 1 47 55 23 15
                      internet.press@chq.alstom.com

Investor relations:   E. Rocolle-Teyssier
                      Tel +33 1 47 55 25 78
                      investor.relations@chq.alstom.com

FORWARD-LOOKING STATEMENTS

This Press Release contains, and other written or oral reports and communications of ALSTOM may from time to time contain, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Examples of such forward-looking statements include, but are not limited to (i) projections or expectations of sales, income, operating margins, dividends, provisions, cash flow, debt or other financial items or ratios, (ii) statements of plans, objectives or goals of ALSTOM or its management, (iii) statements of future product or economic performance, and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "aims," "plans" and "will" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on management's current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors include (i) the inherent difficulty of forecasting future market conditions, level of infrastructure spending, GDP growth generally, interest rates and exchange rates; (ii) the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices;
(iii) the effects of competition in the product markets and geographic areas in which ALSTOM operates; (iv) the ability to increase market share and control costs while maintaining high quality products and services; (v) the timely development of new products and services; (vi) the inherent technical complexity of many of ALSTOM's products and technologies and the ability to resolve effectively and at reasonable cost technical problems that inevitably arise, including in particular the problems encountered with the GT24/26 gas turbines;
(vii) risks inherent in large contracts that comprise a substantial portion of ALSTOM's business; (viii) the effects of acquisitions and disposals; (ix) the ability to invest in successfully, and compete at the leading edge of, technology developments across all of ALSTOM's Sectors; (x) the availability of adequate cash flow from operations or other sources of liquidity to achieve management's objectives or goals, including our goal of reducing indebtedness;
(xi) timing of completion of the actions focused on cash generation contemplated in ALSTOM's "Restore Value" programme; (xii) the inherent difficulty in estimating future charter or sale prices of any relevant cruise-ship in any appraisal of the exposure in respect of the Renaissance matter; (xiii) the inherent difficulty in estimating ALSTOM's exposure to vendor financing which may notably be affected by customers' payment default; (xiv) the unusual level of uncertainty at this time regarding the world economy in general; and (xv) ALSTOM's success at adjusting to and managing the risks of the foregoing. ALSTOM cautions that the foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make decisions with respect to ALSTOM, investors and others should carefully consider the foregoing factors and other uncertainties and events, as well as other factors described in other documents ALSTOM files from time to time with the Commission des Operations de Bourse and with the Securities and Exchange Commission, including reports on Form 6-K. Forward-looking statements speak only as of the date on which they are made, and ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM



Date: August 20, 2002                        By: /S/ PHILIPPE JAFFRE
                                                 -------------------------------
                                                 Name:   Philippe Jaffre
                                                 Title:  Chief Financial Officer